SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of 4 November, 2004

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Fund Licence in Vietnam





             Prudential awarded fund management licence in Vietnam

Prudential plc today announced it has been awarded a fund management licence in Vietnam by the State Securities Commission, the Vietnamese financial services regulator. This is Prudential's eighth fund management licence in the Asia region.

Mark Norbom, Chief Executive Prudential Corporation Asia said, "We are very pleased with our new fund management licence for Vietnam. We have established an enviable reputation in this market with our life insurance operation and I would like to confirm our continued commitment to Vietnam as we work to develop this new opportunity."

Ajay Srinivasan, Managing Director, Fund Management Prudential Corporation Asia added; "Our funds business in Asia has a very clear strategy for growth. We have a proven track record of delivery and have built a sizeable business in a relatively short time. Our goal is to be a significant and profitable force in all our chosen markets. With our customer-centric strategy, I am confident that we will continue this success as we develop and grow our funds business in Vietnam."

The new Vietnamese fund management company continues the rapid expansion of Prudential's fund management business across Asia. Prudential has a leading fund management position in a number of markets across Asia.


                                    - Ends -


Enquiries to:

Media                                 Investors/Analysts
Geraldine Davies   020 7548 3911      Rebecca Burrows           07718 637264
Clare Staley       020 7548 3719      Marina Lee-Steere         07967 497474
Joanne Davidson    020 7548 3708      Mike Kempster             020 7548 3823



Notes to Editors:

Prudential plc

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.

Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and GBP170 billion of funds under management (as at 30 June 2004).

In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with over GBP112 billion of funds under management (as at June
2004). Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.

Prudential is the leading European-based life insurer in Asia with 24 operations in 12 countries.

* Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has over US$300 billion (GBP170 billion) in assets under management, as at 30 June
2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 November, 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations